Beamr Imaging Ltd.

10 HaManofim Street

Herzeliya, 4672561, Israel

February 12, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Beamr Imaging Ltd. (CIK 0001899005)
Registration Statement No. 333-272257 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Beamr Imaging Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on February 12, 2024 at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, LLP, by calling David Huberman at (312) 364-1633. The Company hereby authorizes Mr. Huberman to orally modify or withdraw this request for acceleration.

Very truly yours,

BEAMR IMAGING LTD.

By:	/s/ Sharon Carmel
Sharon Carmel Chief Executive Officer